PACIFIC SOFTWARE, INC.

9905 Pin Oak Acres Way #622

Charlotte, NC 28277

October 13, 2021

VIA EDGAR

Attorney Janice Adeloye

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re:	Pacific Software, Inc.
Form 1-A: Request for Qualification
File No. 024-11671

Dear Ms. Adeloye:

In conjunction with the qualification request for Pacific Software, Inc. (the “Company”) filed via EDGAR on October 8, 2021, I write to certify and confirm at least one state is prepared to qualify the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”).

Please notify me if you need anything further to proceed with qualifying the Offering Statement.

Sincerely,

/s/ Michael Finkelstein
Michael Finkelstein
COO

Securities Offering Upload Form

Georgia Secretary of State

Submitted On:
October 8, 2021 1:53pm
America/New_York

Issuer Name	Pacific Software, Inc.
Security Offering Type	Regulation A+ Tier 1 Offering
GA Application Number or Permit ID (if applicable)	
SEC Registration Number (if applicable)	000-54160
Contact Person	Jeff Turner
Contact Email	jeff@jdt-legal.com
Documents Included	Cover Letter (*Required for initial filings)
Forms Included	Uniform Application to Register Securities (Form U-1) Regulation A Offering Statement (Form 1-A) Consent to Service of Process (Form U-2) Uniform Corporate Resolution (Form U-2A)
File Uploads	https://seam.ly/jbSXZ0qF PFSF_1A_FINAL.pdf https://seam.ly/HSvYnFvN PFSF_Georgia Cover Letter.docx https://seam.ly/uZXhJl5t PFSF_U-1.pdf https://seam.ly/5bbSP9Vt PFSF_U-2.pdf